UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934

Amendment No.: 1*

Name of Issuer: Polypore International, Inc.

Title of Class of Securities: Common Stock

CUSIP Number: 73179V103

Date of Event Which Requires Filing of this Statement: 2/28/2013

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 73179V103

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Capital Management LLC EIN #75-3019302

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ___ b. _X_

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER 5,183,342**

6. SHARED VOTING POWER 12,400**

7. SOLE DISPOSITIVE POWER 5,183,342**

8. SHARED DISPOSITIVE POWER 12,400**

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,195,742**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%**

12. TYPE OF REPORTING PERSON IA, HC

** See Item 4 of this filing

CUSIP No.: 73179V103

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Triton Fund 01-0825912

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ___ b. _X_

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER 2,736,639**

6. SHARED VOTING POWER -0-

7. SOLE DISPOSITIVE POWER 2,736,639**

8. SHARED DISPOSITIVE POWER -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,736,639**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%**

12. TYPE OF REPORTING PERSON IV

** See Item 4 of this filing

Item 1. (a). Name of Issuer: Polypore International, Inc. ("Polypore International")

(b). Address of Issuer's Principal Executive Offices:

11430 North Community House Road, Suite 350 Charlotte, NC 28277

Item 2. (a).-(c). Name, Principal Business Address, and Citizenship of Persons Filing:

(1) Janus Capital Management LLC ("Janus Capital") 151 Detroit Street Denver, Colorado 80206 Citizenship: Delaware

(2) Janus Triton Fund 151 Detroit Street Denver, Colorado 80206
Citizenship: Massachusetts

(d). Title of Class of Securities: Common Stock

(e). CUSIP Number: 73179V103

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Capital, is an investment adviser in accordance with Section 240.13d-1(b)(ii)(E) as well as a parent holding company/control person in accordance with Section 240.13d-1(b)(ii)(G). See Item 4 for additional information.

Janus Triton Fund is an investment company registered under Section 8 of the Investment Company Act of 1940.

Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on
Schedule 13G is hereby incorporated by reference.

Janus Capital has a direct 95.67% ownership stake in INTECH Investment Management ("INTECH") and a direct 77.8% ownership stake in Perkins Investment Management LLC ("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of this filing. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 5,183,342 shares or 11.1% of the shares outstanding of Polypore International Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 12,400 shares or 0.0% of the shares outstanding of Polypore International Common Stock held by such Managed Portfolios. However, INTECH does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Janus Triton Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

The interest of one person, Janus Triton Fund, an investment company registered under the Investment Company Act of 1940, in Polypore
International Common Stock amounted to 2,736,639 shares or 5.9% of the total outstanding Common Stock.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company

INTECH is a direct subsidiary of Janus Capital (Janus Capital has a direct 95.67% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By /s/ David R. Kowalski 3/11/2013 David R. Kowalski,
Date Senior Vice President & CCO

JANUS TRITON FUND

By /s/ David R. Kowalski 3/11/2013 David R. Kowalski,
Date Senior Vice President & CCO

INTECH INVESTMENT MANAGEMENT LLC

By /s/ David R. Kowalski 3/11/2013 David R. Kowalski,
Date Vice President

EXHIBIT A JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Polypore International, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 11th day of March, 2013.

JANUS CAPITAL MANAGEMENT LLC

By /s/ David R. Kowalski David R. Kowalski, Senior Vice President & CCO

JANUS TRITON FUND

By /s/ David R. Kowalski David R. Kowalski, Senior Vice President & CCO